March 25, 2009

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc Form 10-Q for the quarterly period ended December 31, 2008 Filed on February 9, 2009
File No. 000-51910

Dear Mr. Krikorian:

On behalf of Access Integrated Technologies, Inc. d/b/a Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated March 11, 2009 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008 filed on February 9, 2009 (the “Form 10-Q”).

Form 10-Q for the quarterly period ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 10

1.
We note your response to prior comment no. 3 and have the following comment.  Ensure that you disclose the reasons for the impairment charge recorded within your USM reporting unit.  See paragraph 47(a) of SFAS 142.  You should also consider disclosing why no goodwill impairment charge is necessary for the AccessIT SW, The Pavilion Theatre and The Bigger

Mr. Stephen Krikorian
March 25, 2009
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Picture reporting units. In addition, enhanced disclosures that show the amount of goodwill allocated to each reporting unit would provide useful information to investors.

RESPONSE:

The table below summarizes goodwill by reporting unit and the impairment charges recorded as of December 31, 2008:  Please note that the Company recorded goodwill impairments charges to its USM, Pavilion Theatre and Bigger Picture reporting units.

(In thousands)

Reporting Unit	Goodwill at September 30, 2008	Impairment Charge	Goodwill at December 31, 2008

USM	$4,401	(4,401)	$-
Pavilion Theatre	3,723	(1,960)	1,763
Bigger Picture	1,733	(164)	1,569
Software	4,197	-	4,197
Other*	495	-	495

Total	14,549	6,525	8,024

* Represents goodwill from three small acquisitions.

The impairment charge recorded to the USM reporting unit was driven primarily by a recent downturn in in-theatre advertising sales due to deterioration in overall economic conditions and how this impacts future operating trends resulting in a reduction in the forecasted discounted cash flows.  The decline in the valuation of the peer companies in this sector was also a factor in the fair value calculation and supports the Company’s observations of the overall economic conditions.

During the third quarter of fiscal 2009, the Company revised the revenue projections for the Pavilion Theatre reporting unit based on the impact on forecasted operations due to current recessionary trends and its current business model within the Company.  This revision resulted in a decreased estimated fair value for this reporting unit.  Declines in the valuations of the designated peer group companies for this reporting unit were also a factor in the fair value calculation.

The Bigger Picture reporting unit is distributing increasing amounts of live and pre-recorded 2D and 3D content, including independent movies and alternative content to digitally-equipped locations.  As the nationwide (and worldwide) conversion of theatres to digital quickens, the Company expects this reporting unit to benefit as a result, as theatre owners for the first time can use their screens for content other than traditional feature movies. In particular, the Company is deploying an exclusive new product, Cinelive, into theatres which allows

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March 25, 2009
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exhibitors to display live 3D content such as concerts and sporting events.  In 2008, the Bigger Picture reporting unit distributed only a fraction of the expected content and digital screens that will be reasonably available over the next five years. However, the Bigger Picture’s historical results to date have been below expectations and the Company revised forecasts of revenue growth and margins lower to reflect what it anticipates to be a competitive landscape in the provision of alternative content.  This, overall recessional trends and its impact on future operations, resulted in a decrease of estimated fair value for this reporting unit and an impairment charge in the December 31, 2008 quarterly period. A decline in the valuations of the designated peer group companies for this reporting unit was also a factor in the fair value calculation.

The Software reporting unit, like The Bigger Picture, is a beneficiary of the theatre industry’s conversion to digital exhibition of movies and content.  The Software reporting unit produces the only currently viable product for theatre owners to manage their digital systems (the Theatre Command Center), in addition to providing other software products to the movie distribution and exhibition industry.  The Theatre Command Center (TCC) was successfully installed in theatres having 3,723 screens during the Company’s Phase I rollout.  In addition, the Company has contracts for Phase II deployments (started December 2008) of the TCC with exhibitors, the rate of which was used to estimate the fair value of the reporting unit.   The Software reporting unit also produces other products for the distribution and exhibition market and continued sales of those products are expected to continue, consistent with historical trends.  Accordingly, the estimated fair value of that reporting unit exceeds its carrying value at December 31, 2008 and no impairment charge was recorded.

The Company expects to add the following disclosure, pursuant to the provisions of paragraph 47(a) of SFAS 142, in the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2009, keeping in mind that we are using the results of the December 31, 2008 quarter ended impairment analysis and will update our analysis at year end.

The changes in the carrying amount of goodwill for the year ended March 31, 2009 are as follows (in thousands):

Balance at March 31, 2008	$14,549
Goodwill impairment-USM	(4,401)
Goodwill impairment - Pavilion	(1,960)
Goodwill impairment-The Bigger Picture	(164)
Balance at March 31, 2009*	$8,024

*For purposes of this response, we are using December 31, 2008 impairment charges.

The impairment charges were recorded as of December 31, 2008 following a period of decline in the Company’s market capitalization and overall negative economic conditions.  Declines were noted in the market valuations of designated peer group companies of each of the above reporting units and were a significant factor in the resulting impairment charges.  The

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March 25, 2009
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impairment charge recorded to the USM reporting unit was further impacted by a recent downturn in in-theatre advertising sales due to deterioration in overall economic conditions and a resulting reduction in the forecasted discounted cash flows.  The impairment charge recorded for the Pavilion Theatre reporting unit was impacted by revised revenue estimates to better align its forecasted operations due to current recessionary trends and its current business model within the Company.  Also, Bigger Picture reporting unit’s near term forecasts were revised to reflect what is anticipated to be a competitive landscape for the provision of alternative content, however offset by expected rapid digital screen count growth and alternative content availability.  The impairment tests did not reveal any impairment noted in the remaining goodwill reporting units, primarily Software, due to historical and expected sales of software products to the theatrical market, primarily to support the digital cinema rollout.

2.
We note your response to prior comment no. 3 and have the following comment.  We note that you used the enterprise value for assessing and measuring goodwill impairment.  You further state that you determined that the overall enterprise value of the company was reasonable.  Describe the method utilized to determine that the overall enterprise value was reasonable.  In addition, indicate whether the fair value of your long-term debt used to calculate the overall enterprise value was equal to its net book value or at a different amount.  Explain how you determined the fair value of such debt.

RESPONSE:

To determine the overall enterprise value, the Company used the Business Enterprise Value (“BEV”), of the Company based on its market capitalization plus the fair value of the Company’s debt at December 31, 2008.  The Company determined that the overall enterprise value was reasonable by first computing the fair value of each of the four goodwill reporting units, in the impairment testing as of December 31, 2008, and then computing the implied fair value of the non-goodwill reporting units as the difference between the overall enterprise value of the Company, and the goodwill reporting units’ calculated fair value.  The Company then assessed the reasonableness of the implied fair value of the non-goodwill reporting units using market comparisons of revenue and EBITDA multiples from a representative sample of comparable public companies in similar industries and where applicable, similar size.  Based on the results of this comparison, the Company determined the implied fair value of the non-goodwill reporting units, and therefore the overall BEV of the Company, was considered reasonable.  Based on this calculation, at December 31, 2008, the Company’s BEV was determined to be $243.0 million; the fair value of the goodwill reporting units was estimated to be $30.6 million, and the resulting value of $212.4 million represents the implied fair value of the non-goodwill reporting units.    The BEV of $243.0 million consists of the Company’s December 31, 2008 market capitalization of $10.3 million plus the fair value of the Company’s debt of $232.7 million.

The Company estimated the fair value of its long-term debt in accordance with SFAS No.107, SFAS No. 157 and FASB Concepts Statement No. 7.  The majority of the Company’s debt is

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March 25, 2009
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variable rate, as shown in the table below.  Based on the calculations, the total fair value of the Company’s debt is $232.7 million.

(in millions)	Carrying Value	Fair Value
Variable Rate Debt	$191.6	$172.3
Fixed Rate Debt	$ 65.5	$ 60.4
Total	$257.1	$232.7

Because of unprecedented market conditions in the current global economy, the Company considers that although the Company’s variable rate debt is designed to reflect current overall market interest rates, it may not fully reflect the market conditions in today’s economy.  The Company estimated the fair value of its debt considering the Company’s current credit profile, current market conditions (primarily the recessional condition prevalent in the global economy) and current market interest rates for arrangements with similar terms and conditions  Once the Company determined the estimated fair value of the underlying debt using the aforementioned assumptions, it determined the future cash flows of each arrangement based on their current contractual terms then discounted those future cash flows using current estimated market rates and conditions to determine the present value at December 31, 2008.  Using the fair value of debt, the Company has concluded that its overall BEV appears reasonable using approach described above.

At December 31, 2008, the Company is a party to an interest rate swap arrangement which it entered into to limit its exposure on the variable rate debt due to adverse interest rate changes.  The swap agreement expires in August 2010, at which time we anticipate entering into a new swap agreement, since the term of the variable rate debt continues to August 2013. The fair value of the instrument at December 31, 2008 was a liability to the Company of $3.8 million, based on forecasts of interest rates over the remainder of the swap term.  Changes in the fair value swap agreement are recorded to the Company’s financial statements pursuant to the provisions of SFAS No. 133.  Pursuant to paragraph 13A of FAS 107, the Company did not consider the fair value of the interest rate swap when determining the fair value of the variable rate debt.

In accordance with paragraph 10 of SFAS 107, the Company will disclose the estimated fair values  of its long-term debt above, and the methods and assumptions used in the estimate, as noted above, in the Company’s report on Form 10-K for the year ending March 31, 2009 (please see response to item no. 4 below).

3.
We note your response to prior comment no.3 and have the following comment.  Tell us the enterprise value for each of the reporting units included within the Content & Entertainment segment and Media Services segment.  Provide us with your “step two” measurement analysis of goodwill impairment.  Provide us with a summary of each reporting unit’s fair value that

Mr. Stephen Krikorian
March 25, 2009
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totals to overall enterprise value. Indicate how your valuations of these reporting units considered the recent declines in revenues experienced by Content & Entertainment segment.

RESPONSE:

The reporting units included in the Content & Entertainment segment are: USM, Pavilion Theatre and the Bigger Picture.  The Software reporting unit is included in the Media Services segment.

The fair value of each reporting unit is included in the table below (in thousands):

Reporting Unit	Fair Value
USM	$14,030
Pavilion Theatre	7,570
Bigger Picture	2,260
Software	6,780
Total Reporting Units	30,640

Non-goodwill reporting units	212,320

Total Business Enterprise value	$242,960

The summaries of step two analyses for goodwill impairment are contained in the following table (in thousands):

	USM	Pavilion	Bigger Picture

Calculated Fair Value	$14,030	$7,570	$2,260
Less:
Fair value of identifiable assets and liabilities *	(14,030)	(5,807)	(691)

Implied Goodwill	$-0-	$1,763	$1,569

Recorded Goodwill	$4,401	$3,723	$1,733

Goodwill Impairment	$4,401	$1,960	$164

*           Includes debt free working capital

Mr. Stephen Krikorian
March 25, 2009
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The Software reporting unit’s fair value exceeded the carrying value as of December 31, 2008; therefore, no Step 2 analysis was required.

The majority of the revenue decline noted in the Content & Entertainment segment was experienced in the USM reporting unit and the remainder in the Pavilion reporting unit.  The $6.5 million of impairment charges (please see response to question 1 above) recorded in the USM, Pavilion and Bigger Picture reporting units was driven primarily by a recent downturn in revenues due to the deterioration overall economic conditions, the resulting reductions in the related forecasted discounted cash flows, and corresponding declines in the market valuations of peer companies.  Once the fair value of the reporting units has been determined, we assessed the fair value of each reporting units’ tangible and separately identifiable intangibles, (including intangibles subsequent to the acquisition date) to determine the implied fair value of goodwill, and thus, the final goodwill impairment charges.

Fair Value of Financial Instruments, page 12

4.
As a reminder, the footnotes should disclose the fair value of your long-term debt as you do with other financial instruments.  Ensure that your disclosures comply with paragraph 10 of SFAS 107 including interim financial statements.

RESPONSE:

The Company notes the Commission’s observation and will include the following disclosure pursuant to SFAS No.107, paragraph 10 in the Company’s Annual Report on Form 10-K for the year ending March 31, 2009 (using information at December 31, 2008, pending determination of fair value at March 31, 2009):

The Company’s cash and cash equivalents, accounts receivable, unbilled revenue and accounts payable and accrued expenses are financial instruments and are recorded at cost in the consolidated balance sheets. The estimated fair values of these financial instruments approximate their carrying amounts based on their short-term nature.  The carrying amount of notes receivable approximates the fair value based on the discounted cash flows of that instrument using current assumptions at the balance sheet date.  At December 31, 2008, the estimated fair value of the Company’s fixed rate debt was $60.4 million, compared to a carrying amount of $65.5 million.  At December 31, 2008 the estimated fair value of the Company’s variable rate debt was $172.3 million, compared to a carrying amount of $191.6 million.  The fair value of fixed rate and variable rate debt is estimated by management based upon current interest rates available to the Company at the respective balance sheet date for arrangements with similar terms and conditions.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

5.	Describe the terms of the non-cash barter revenue of $1.2 million recognized for advertising as part of a distribution agreement. Tell us how your accounting for this transaction complies

Mr. Stephen Krikorian
March 25, 2009
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with EITF 99-17. Ensure that you adequately discuss the impact of this arrangement on your trends including whether this practice will continue in the near term.

RESPONSE:

From time to time the Company recognizes revenue from barter transactions of advertising in exchange for the right to distribute alternative content pursuant to an agreement whereby the Company receives the right to distribute alternative content in lieu of receiving cash for advertising.  In accordance with paragraph 4 of EITF 99-17, the Company includes the value of the exchange in both net revenues and direct operating expenses.  Where there is a timing difference between the screening of alternative content and the screening of the underlying advertising used to acquire the content, the acquisition cost is recorded and recognized as a direct operating expense when the alternative content is screened, and the underlying advertising revenue is deferred and recognized ratably over the period such advertising is screened.  The timing differences, however have not been significant to date.  The fair value of these transactions is supported by ongoing cash transactions with the same attributes, in which the Company enters with other companies, for similar content and increments of time.

For the nine months ended December 31, 2008, revenue recorded from barter transactions was $1.2 million as compared to $65.1 million in total revenue, or approximately 1.8% of total revenue.  The corresponding amount recorded to expenses was $1.2 million, or approximately 1.8% of total operating expenses.  The Company enters into these transactions from time to time with distributors and will continue to do so; some perhaps in the near term.  However, the revenue from these transactions is not material to the Company’s trend of revenue and these transactions are not contemplated in the Company’s core business model nor are they relied upon or considered by management in decision making processes.

6.
You disclose on page 34 that there was a 27% increase in distribution revenues by The Bigger Picture reporting unit.  Ensure that you disclose the reasons why certain increases or decreases occur rather than simply stating that such a change occurred.  Refer to Section III.D of SEC Release 33-6835.

RESPONSE:

Revenues derived from the Bigger Picture reporting unit increased 27% due primarily to increased distribution of alternative content and content sponsorship revenues, relating to digitally-equipped locations.  The primary driver of the increased revenues is the number of programs the Bigger Picture is distributing, together with the nationwide (and anticipated worldwide) conversion of theatres to digital capabilities, a trend the Company expects to continue.  In addition to the distribution of independent motion pictures, the Company also expects that with its implementation of the Cinelive product into movie theatres, the Bigger Picture’s revenues will increase, from the distribution of live 2D and 3D content such as concerts and sporting events.

The Company notes the Commission’s observation and will include the appropriate disclosures pursuant to Section III.D of SEC Release 33-6835 in the Company’s Annual Report on Form

Mr. Stephen Krikorian
March 25, 2009
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10-K in within Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ending March 31, 2009.

* * * * * * *

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

                      /s/ Carol W. Sherman
                                  Carol W. Sherman

cc:           A. Dale Mayo
Gary S. Loffredo